February 14, 2025

Kimberly A. Browning

Office of Finance

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kayne Anderson BDC, Inc. Amendment No. 2 to Registration Statement on Form N-2 CIK No. 0001747172 File No. 333-283316

Dear Kimberly A. Browning:

On behalf of Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments given on (i) January 31, 2025 by Kenneth Ellington and (ii) February 7, 2025 by Kimberly A. Browning, regarding the above-referenced Amendment No.2 to Registration Statement on Form N-2 submitted to the Commission on January 29, 2025.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in italics and have followed such comment with the Company’s response. We have restated the substance of those comments to the best of our understanding. Concurrently with the transmission of this letter, we are filing the Company’s third amendment to the Registration Statement on Form N-2 with the Commission through EDGAR (the “Amendment No. 3”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information. For your convenience, we will send to you a marked copy of Amendment No. 3 showing changes made. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 3. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 3. The Company acknowledges the Staff’s standard disclaimer that the Company remains responsible for its disclosure in Amendment No. 3.

Amendment No.2 to Registration Statement on Form N-2 submitted on January 29, 2025

General Comments

1.	Please include a separate auditor’s opinion with respect to the senior securities table in the next amendment to the registration statement.

Response: The Company acknowledges the Staff’s comment and has filed a separate auditor opinion with respect to the senior securities table as exhibit (n)(2) to Amendment No. 3.

2.	With respect to prior comment #10, please delete the phrase “to the extent such offering requires disclosure beyond what is already included or incorporated by reference in the prospectus” in the fifth paragraph of the cover page and elsewhere in the registration statement, if necessary.

Response: The Company acknowledges the Staff’s comment and has deleted the disclosure on the cover page and on page 72 of Amendment No.3.

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If you have any questions regarding this submission, please contact Will Burns at (713) 860-7352.

Thank you for your time and attention.

Sincerely,

/s/ Will Burns

Will Burns
of PAUL HASTINGS LLP